Exhibit 99.2

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2015

[Japanese GAAP]

August 7, 2015

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Yaguchi Masami, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	August 14, 2015
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2015 (from April 1, 2015 to June 30, 2015)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Three-month	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2015	1,726	30.9	(22)	—	22	(76.8)	(18)	—
June 30, 2014	1,318	6.0	106	43.9	98	—	82	—

Note:   Comprehensive income

Three-month period ended June 30, 2015	¥ 144 million [(57.2%)]
Three-month period ended June 30, 2014	¥ 91 million [(—%)]

Three-month	Net income per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
June 30, 2015	(0.52)	—
June 30, 2014	2.39	2.35

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2015	7,703	5,265	65.3
March 31, 2015	7,641	5,220	65.4

Reference: Equity

As of June 30, 2015	¥5,033 million
As of March 31, 2015	¥4,996 million

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2015	—	0.00	—	3.00	3.00
Year ending March 31, 2016	—
Year ending March 31, 2016 (Forecast)		0.00	—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2016	8,000	27.5	600	125.5	500	15.2	350	34.5	10.01

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2015 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1)	Changes in accounting policies associated with the revision of accounting standards:	None
2)	Changes in accounting policies other than the above:	None
3)	Changes in accounting estimates:	None
4)	Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of June 30, 2015:	35,491,360 shares
As of March 31, 2015:	35,491,360 shares

2)  Number of treasury stock

As of June 30, 2015:	630 shares
As of March 31, 2015:	630 shares

3)  Average number of issued and outstanding shares during the three-month period ended

June 30, 2015:	35,490,730 shares
June 30, 2014:	34,410,730 shares

*      Status of quarterly review procedures

•       This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly consolidated financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*      Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to the UBIC Group and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2015		2

	(1)	Qualitative information regarding the consolidated operating results	2

	(2)	Qualitative information regarding the consolidated financial position	3

	(3)	Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)		4

	(1)	Changes in important subsidiaries during the three-month period ended June 30, 2015	4

	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4

	(3)	Changes in accounting policies, changes in accounting estimates, and restatements	4

3.	Quarterly Consolidated Financial Statements		5

	(1)	Quarterly consolidated balance sheets	5

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	7

	(3)	Notes to the quarterly consolidated financial statements	9

		Segment information	9

		Significant subsequent events	9

1.        Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2015

(1)     Qualitative information regarding the consolidated operating results

UBIC, Inc. (the Company) has been implementing various measures to build trust with its customers and enhance its name recognition in the United States, the largest market for eDiscovery support services. The Company will continue to focus on activities to improve its brand and presence in the U.S. market, including new merger and acquisition (M&A) transactions.

For the three-month period ended June 30, 2015, sales in the U.S. market have come to account for approximately 40% of the Company’s total sales due to the effects of acquiring TechLaw Solutions, Inc. (“TechLaw Solutions”) in the prior fiscal year.

Additionally, the Company established a new subsidiary, UBIC MEDICAL, Inc., designed to support medical institutions and private companies, in order to develop its business in new fields utilizing the internally developed eDiscovery support software “Lit i View®” in artificial intelligence. Furthermore, the Company has been vigorously expanding its business in the fields, such as marketing, intellectual property evaluation, and Social Networking Service (SNS) monitoring, through developing new solutions and products, as well as exploring new partnerships in business developments and sales.

For the three-month period ended June 30, 2015, net sales increased by 30.9% year on year to 1,726,566 thousand yen; operating loss was 22,910 thousand yen, (operating profit of 106,471 thousand yen a year earlier); ordinary income was 22,904 thousand yen, (ordinary income of 98,898 thousand yen a year earlier); and net loss was 18,498 thousand yen, (net income of 82,348 thousand yen a year earlier). As a result, the Company posted net loss despite the increase in net sales. In the Company’s eDiscovery business, the income structure varies significantly depending on the types of business engagements and the timing of exchange of contracts, leading to various profit margins. For the three-month period ended June 30, 2015, an increase in sales was driven by a relatively large portion of low-margin businesses, and therefore the increase did not result in a higher income. In addition, the Company incurred preliminary research costs of approximately 36,214 thousand yen in exploring new M&A opportunities, resulting in operating loss despite its extensive efforts. Meanwhile, the Company reported an ordinary income, boosted by foreign exchange gains of 36,962 thousand yen in assets denominated in foreign currencies due to a declining yen; however, it resulted in net loss because of recording 40,974 thousand yen of income tax expenses.

Overview of each business segment is as follows:

1) eDiscovery business

Net sales from eDiscovery services were 1,634,263 thousand yen, an increase of 35.5% from the previous year, due to receipt of several large-scale cartel-related orders from multiple Japanese companies and synergies from the acquisition of TechLaw Solutions.

2) Legal and compliance professional services

Although the Company’s email auditing tool “Lit i View EMAIL AUDITOR” equipped with the Company’s artificial intelligence-based technology was adopted by several major Japanese manufactures during the three-month period ended June 30, 2015, the Company had received large investigative engagements for forensic services during the three-month period ended June 30, 2014. As a consequence, net sales in this segment were 88,665 thousand yen, a 12.4% decrease compared with the same period of the previous year.

3) Others

Net sales in other businesses were 3,636 thousand yen, a 68.1% decrease from the same period of the previous year. This is because the Company was not able to secure new engagements in patent services despite the inclusion of software sales at TechLaw Solutions effective from the three-month period ended June 30, 2015.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 61,619 thousand yen to 7,703,285 thousand yen compared with the end of the previous year.

Current assets decreased by 196,725 thousand yen to 4,426,321 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 198,619 thousand yen in cash and deposits and a decrease of 98,442 thousand yen in accounts receivable - trade.

Noncurrent assets increased by 258,344 thousand yen to 3,276,963 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 214,408 thousand yen in investment securities and an increase of 16,199 thousand yen in guarantee deposits.

(Liabilities)

Total liabilities increased by 16,970 thousand yen to 2,437,864 thousand yen compared with the end of the previous year.

Current liabilities increased by 54,777 thousand yen to 1,502,556 thousand yen compared with the end of the previous year. This was mainly due to an increase of 48,000 thousand yen in short-term loans payable, an increase of 24,006 thousand yen in accrued expenses, and a decrease of 38,018 thousand yen in accrued consumption tax and others.

Noncurrent liabilities decreased by 37,807 thousand yen to 935,307 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 113,647 thousand yen in long-term loans payable and an increase of 70,628 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets increased by 44,648 thousand yen to 5,265,421 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 145,068 thousand yen in valuation difference on available-for-sale securities and a decrease of 124,970 thousand yen in retained earnings.

(3)     Qualitative information regarding the forecast for the consolidated financial results

No changes are made to the consolidated operating forecasts for the year ending March 31, 2016, announced on May 13, 2015.  The impact of the acquisition of EvD, Inc. on our consolidated results ending in March 2016 is now under review.  We will make a further announcement if this review finds matters that will trigger a disclosure requirement.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.        Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2015

During the three-month period ended June 30, 2015, there are no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

Not applicable.

(4)     Supplementary information

The Company applied the rules stipulated in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (Accounting Standards Board of Japan Statement No. 22 of September 13, 2013) effective from the three-month period ended June 30, 2015. In addition, the Company changed the presentation of certain accounts, including income (loss) before minority interests, and minority interests are now presented as non-controlling interests.

The consolidated financial statements for the three-month period ended June 30, 2014, and for the previous fiscal year have been reclassified in order to reflect these changes in the presentation.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2015	As of June 30, 2015
Assets
Current assets
Cash and deposits	2,726,397	2,527,777
Accounts receivable - trade	1,569,511	1,471,068
Merchandise	1,407	3,306
Supplies	5,911	5,200
Deferred tax assets	56,329	104,666
Other	288,864	340,286
Allowance for doubtful accounts	(25,374)	(25,984)
Total current assets	4,623,047	4,426,321
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	167,406	169,462
Tools, furniture, and fixtures, net	607,500	554,553
Leased assets, net	6,210	4,806
Other, net	2,242	79,094
Total property, plant and equipment, net	783,359	807,916
Intangible assets
Software	871,134	876,876
Goodwill	168,977	168,250
Customer-related assets	372,823	373,309
Other	163,190	156,125
Total intangible assets	1,576,125	1,574,561
Investments and other assets
Investment securities	512,322	726,730
Guarantee deposits	130,414	146,613
Deferred tax assets	11,980	12,208
Other	4,415	8,933
Total investments and other assets	659,133	894,486
Total noncurrent assets	3,018,618	3,276,963
Total assets	7,641,666	7,703,285

(Thousands of yen)

	As of March 31, 2015	As of June 30, 2015
Liabilities
Current liabilities
Accounts payable - trade	92,044	127,066
Short-term loans payable	36,000	84,000
Current portion of long-term loans payable	454,591	454,591
Accounts payable - other	340,824	358,236
Income taxes payable	94,085	88,650
Provision for bonuses	165,456	93,159
Deferred tax liabilities	6,164	6,281
Other	258,610	290,570
Total current liabilities	1,447,778	1,502,556
Noncurrent liabilities
Long-term loans payable	770,076	656,428
Deferred tax liabilities	115,538	186,166
Liabilities for retirement benefits	36,505	41,893
Asset retirement obligations	43,762	43,884
Other	7,232	6,934
Total noncurrent liabilities	973,114	935,307
Total liabilities	2,420,893	2,437,864
Net assets
Shareholders’ equity
Capital stock	1,688,433	1,688,433
Capital surplus	1,475,893	1,475,893
Retained earnings	1,420,973	1,296,002
Treasury stock	(26)	(26)
Total shareholders’ equity	4,585,274	4,460,303
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	239,649	384,717
Foreign currency translation adjustment	171,323	188,527
Total accumulated other comprehensive income	410,972	573,245
Subscription rights to shares	211,082	218,000
Non-controlling interests	13,443	13,872
Total net assets	5,220,772	5,265,421
Total liabilities and net assets	7,641,666	7,703,285

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the three-month period ended June 30, 2015

(Thousands of yen)

	For the three-month period ended June 30, 2014	For the three-month period ended June 30, 2015
Net sales	1,318,631	1,726,566
Cost of sales	639,207	1,035,113
Gross profit	679,423	691,453
Selling, general, and administrative expenses	572,952	714,363
Operating income (loss)	106,471	(22,910)
Non-operating income
Interest income	77	86
Dividend income	9,000	11,250
Foreign exchange gains	—	36,962
Other	697	2,005
Total non-operating income	9,774	50,304
Non-operating expenses
Interest expenses	1,748	1,460
Foreign exchange losses	13,004	—
Syndicated loan fees	2,592	1,620
Other	1	1,408
Total non-operating expenses	17,347	4,489
Ordinary income	98,898	22,904
Income before income taxes and non-controlling interests	98,898	22,904
Income taxes	16,322	40,974
Net income (loss)	82,576	(18,070)
Net income attributable to owners of the parent	228	428
Net income (loss) attributable to non-controlling interests	82,348	(18,498)

Consolidated statements of comprehensive income for the three-month period ended June 30, 2015

(Thousands of yen)

	For the three-month period ended June 30, 2014	For the three-month period ended June 30, 2015
Net income (loss)	82,576	(18,070)
Other comprehensive income
Valuation difference on available-for-sale securities	10,431	145,068
Foreign currency translation adjustment	(1,281)	17,204
Total other comprehensive income	9,150	162,272
Comprehensive income	91,726	144,202
Comprehensive income attributable to:
Comprehensive income attributable to owners of the parent	91,498	143,774
Comprehensive income attributable to non-controlling interests	228	428

(3)     Notes to the quarterly consolidated financial statements

Segment information

I. Three-month period of the previous year (from April 1, 2014 to June 30, 2014)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment				Adjustments	statements of
	Japan	USA	Others	Total	*(1)	income *(2)
Net sales
External sales	833,506	429,985	55,140	1,318,631	—	1,318,631
Intersegment sales and transfers	150,795	21,517	21,623	193,936	(193,936)	—
Total	984,301	451,502	76,763	1,512,567	(193,936)	1,318,631
Segment profits (losses)	114,845	23,462	(31,836)	106,471	—	106,471

Notes:	(1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
(2) Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3)  Change in reportable segments

Not applicable.

II. Three-month period of the current year (from April 1, 2015 to June 30, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment				Adjustments	statements of
	Japan	USA	Others	Total	*(1)	income *(2)
Net sales
External sales	921,566	686,979	118,019	1,726,566	—	1,726,566
Intersegment sales and transfers	155,730	25,240	33,314	214,284	(214,284)	—
Total net sales	1,077,296	712,220	151,334	1,940,851	(214,284)	1,726,566
Segment profits (losses)	82,598	(106,445)	935	(22,910)	—	(22,910)

Notes:	(1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
(2) Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3)  Change in reportable segments

Not applicable.

Significant subsequent events

(Business Combination through Acquisition)

At the board of directors meeting held on July 31, 2015, the directors resolved to acquire all of the outstanding shares of EvD, Inc. (a U.S. Company), and the Company completed the acquisition in the same day.

1. Outline of the business combination

(1) Name, Line of Business and Major Financial Indices of Subsidiary Acquired

Name

Line of Business

Major Financial Indices	(1) Consolidated Net Assets	JPY385,788 thousand

(As of December 31, 2014)	(2) Consolidated Gross Assets	JPY1,555,558 thousand

	(3) Consolidated Revenue	JPY 2,744,851 thousand

	(4) Consolidated Operating Income	JPY 447,580 thousand

	(5) Consolidated Ordinary Income	JPY 379,312 thousand

	(6) Consolidated Net Income	JPY 273,865 thousand

(2) Main Reasons for the Business Combination

The acquisition of TLS in the prior fiscal year and TLS’ promotion of our services have resulted in extension of our market in the east coast area of the U.S.  The combination of the acquisitions of TLS and EvD, Inc., based in the west coast area of the U.S., will increase our presence all over the U.S., and “Lit i View®” will be able to reach out to a widespread base of customers more speedily.  The Company has decided that it is the best approach to increase our market share in eDiscovery services in the U.S., where there is a trend of industry reorganization, and therefore its board resolved to obtain the whole of the outstanding shares of EvD, Inc., and the Company completed the acquisition.

(3) Date of Business Combination

July 31, 2015

(4) Legal Form of the Business Combination

Consolidated as a subsidiary through Acquisition of Common Stock

(5) Name of the controlling entity after the business combination

EvD, Inc.

(6) Percentage share of voting rights the Company has acquired

100%

(7) Main reason for deciding to acquire the company

It is because the Company acquired 100% of common stock of EvD, Inc. and its subsidiary.

2. Acquisition cost of the acquired company

Cash	JPY3,658,498 thousand
Acquisition cost	JPY3,658,498 thousand	(Note 1)

Expenses directly required for the acquisition is estimated as JPY193,466 thousand.

Note 1: Acquisition cost above does not include an earn-out.  An earn-out can be paid based on the financial result of the subsidiary acquired additionally.  When an earn-out is paid, the acquisition cost is corrected by deeming the earn-out was paid on the date of acquisition, and goodwill and amortization are adjusted accordingly.

3. Goodwill, reason for recognizing goodwill, amortization method and amortization period

Not determined yet as of this moment.

(Subscription Rights to Shares)

Board of Directors, at a meeting held on July 31, 2015, resolved the allotment of subscription rights to shares (the “Share Options”), in accordance with “Issuance of Subscription Rights to Shares as Stock Options” resolved at its 12th Ordinary General Meeting of Shareholders held on June 23, 2015.

The details are as follows:

1. Issuance date of the Share Options

August 1, 2015

2. Number of the Share Options to be issued

600 (the number of shares per one (1) Share Option is 100)

3. Issue price of the Share Options

No consideration shall be paid.

4. Class and number of shares covered by the Share Options

60,000 common shares of the Company

5. Amount payable in exercising the Share Options

JPY 930 per one (1) share

6. Period during which the Share Options can be exercised

From August 2, 2018 to August 1, 2021

7. Persons entitled to the allotment of the Share Options and number of allotment

Twelve (12) employees of the Company’s subsidiaries  600

(Borrowing of Funds)

At the board of directors meeting held on July 27, 2015, the directors resolved to take out loans from two banks in order to prepare for payments in the business combination explained in the prior section.

1.   Loan agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd.

(1)	Amount of the loan	JPY1,800,000 thousand

(2)	Use of the loan	Acquisition of shares

(3)	Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(4)	Borrowing date	July 28, 2015

(5)	Repayment date	January 29, 2016

(6)	Borrowing rate	Basic rate of interest + 0.20% (annually)

(7)	Collateral	Without collateral

(8)	Restriction	Limited to the acquisition cost of EvD, Inc. and related expenses

2. Loan agreement with Sumitomo Mitsui Banking Corporation

(1)	Amount of the loan	JPY1,800,000 thousand

(2)	Use of the loan	Acquisition of shares

(3)	Lender	Sumitomo Mitsui Banking Corporation

(4)	Borrowing date	July 28, 2015

(5)	Repayment date	October 28, 2015

(6)	Borrowing rate	Basic rate of interest + 0.30% (annually)

(7)	Collateral	Without collateral

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.